

July 1, 2011

Via Email
Mr. Jerry A. Weberling
Executive Vice President and Chief Financial Officer
CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46321

>   **Re: CFS Bancorp, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
>   **Filed April 29, 2011**
>   **File No. 000-24611**

Dear Mr. Weberling:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Asset Quality and Allowance for Loan Losses
Allocation of the Allowance for Loan Losses, page 56

1. Please revise this section to include a discussion of the trends depicted in the tables included in Note 3 to the financial statements, particularly as they relate to the

Jerry A. Weberling
CFS Bancorp, Inc.
July 1, 2011
Page 2

development of the allowance for loan losses for loans individually evaluated for impairment, collectively evaluated for impairment and impaired loans. Discuss the changes in the allocation of the allowance and related allowances for impaired loans between periods, including why a significant amount of impaired loans do not have a related allowance. For instance, we note that total impaired/non-accrual commercial construction and land development loans decreased slightly between periods while the allowance allocated to them decreased proportionally more in the same periods and that there is no related allowanced recorded for them at December 31, 2010.   We note similar trends within several loan categories.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
Allowance for Loan Losses, page 70

2. We note your disclosure on page 70 that during the fourth quarter of 2010 you changed the historical period of time over which you evaluate charge-offs from four calendar years to the most recent eight quarters. Please tell us and revise future filings to disclose the rationale for the change and quantification of the impact on the provision for loan losses. Refer to ASC 310-10-50-11B(a)(3) & (d).

Note 3. Allowance for Loan Losses, page 77

3. Please tell us and revise future filings to include a discussion of the risk characteristics of each portfolio segment as required by ASC Subtopic 310-10-50-11B(a)(2).

4. We note that you had $9.0 million and $10.2 million of TDRs performing in accordance with their agreements and accruing interest at December 31, 2010 and 2009, respectively. Please tell us and revise your future filings to include the following disclosures:

- Discuss how you identify loans to be restructured;
- Quantify TDRs by loan type classified separately as accrual/non-accrual;
- Quantifiy the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions;
- Disclose your policy for returning loans to accrual status; and
- Tell us if you restructured any loans and immediately placed the loans on accrual basis (quantify the number and amount of loans, if applicable).

Note 14. Fair Value of Financial Instruments, page 91

5. Please tell us and revise future filings to disclose how often you obtain updated appraisals
for your collateral dependent loans. If this policy varies by loan type please disclose that
also. Also, we note your disclosure on page 91 that you apply a discount factor to the
value you obtain in an independent appraisal. Please describe in detail any adjustments
you make to the appraised values including those made as a result of outdated appraisals.
Also, discuss how you consider the potential for outdated appraisal values in your
determination of the allowance for loan losses.

6. Noting the significant amount of assets classified as level 2 under the fair value
hierarchy, please tell us and revise future filings to include the policies and procedures
management utilizes to ensure that the assumptions used by the third party pricing
service(s) are reasonable. Include how management ensures that the lowest level input
that is significant to the fair value measurement of each security results in a level 2 input
and not a level 3 input.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or me at (202) 551-
3851 if you have questions.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant